Exhibit 99.1

Scotiabank reaches agreement to acquire ING Bank of Canada and announces common share offering

•	Preserves ING Bank of Canada's (ING DIRECT) unique and successful model that offers specific value for self-directed customers as a distinct, wholly-owned subsidiary
•	Provides continuity for more than 1,100 employees and 1.8 million customers backed by Scotiabank, a strong, stable Canadian shareholder
•	ING DIRECT customers will have the same experience online, through the award-winning contact centres, and on their mobile devices, using the same account numbers and passwords, served by the same familiar team
•	Purchase price of $3.1 billion in cash which is expected to result in a net investment by Scotiabank of approximately $1.9 billion after deducting the current excess capital at ING DIRECT
•	Adds $30 billion in retail deposits to Scotiabank's balance sheet
•	Expected to close by December 2012
•	Accretive to Scotiabank earnings in first 12 months

TORONTO, Aug. 29, 2012 /CNW/ - Scotiabank announced today that it has reached a definitive agreement to purchase ING Bank of Canada (ING DIRECT) from Netherlands-based parent ING Group for $3.126 billion in cash, which is expected to result in a net investment by Scotiabank of approximately $1.9 billion after deducting the excess capital currently at ING DIRECT.  This acquisition is subject to regulatory approvals.  The Bank is also announcing a public offering of 29 million common shares at $52 on a bought deal basis for gross proceeds of $1,508,000,000 to fund the acquisition.

"ING DIRECT has had proven success in meeting the needs of those Canadians who are not looking for the added services, advice and relationships provided by traditional banking channels. We recognize that success and are committed to keeping this unique platform," said Rick Waugh, President and CEO of Scotiabank.  "ING DIRECT will benefit from the backing of a strong, stable Canadian shareholder with the additional resources to enable it to expand and grow. This in turn will provide our shareholders with a new source of incremental earnings beginning in year one, and a new deposit base to further diversify our funding."

With approximately $40 billion in assets, $30 billion in deposits, 1.8 million customers, and over 1,100 employees, ING DIRECT is the 8th largest bank in Canada.  It is a direct bank that serves customers online, via contact centres and mobile devices, offering savings, chequing, mortgages and four mutual funds. It has five ING DIRECT Cafés and no physical branches.  ING DIRECT has a strong mortgage portfolio with 59% of mortgages insured and an average loan-to-value ratio on uninsured mortgages of 53%. Credit quality is high with provisions for credit losses below 0.02%.

"Scotiabank is committed to preserving what ING DIRECT's customers have come to love about it," said Anatol von Hahn, Group Head of Canadian Banking at Scotiabank.  "ING DIRECT will continue to operate separately and customers will be able to interact the way they do now using their existing account numbers and passwords, served by the same familiar team."

"Scotiabank is a strong, Canadian-based and diverse multinational bank that values the impact ING DIRECT has had on the lives of Canadians over the past 15 years," said Peter Aceto, President and CEO of ING DIRECT.  "With their backing and commitment to maintaining what has made ING DIRECT special, I have great optimism for the future for our fantastic employees and our loyal customers."

Additional details of the acquisition:
Subject to regulatory approvals and closing conditions, this transaction is expected to close by December 2012.

The ING DIRECT branding will be maintained under licence and any future branding will reflect the type of experience that customers receive now.

On closing of the transaction, Scotiabank will also fund the redemption of $320.5 million of subordinated debt issued by ING DIRECT.

Given our third quarter capital position, our internal capital generation and today's equity offering, Scotiabank expects to remain well within our targeted range for our Basel III common equity tier 1 ratio of 7 to 7.5% through Q1 2013.

Additional details on the financing:
Scotiabank has agreed to sell the common shares to a syndicate of underwriters on a bought deal basis. Scotiabank has granted to the underwriters an option to purchase up to an additional 4,350,000 common shares, which option is exercisable, in whole or in part, by the underwriters any time up to 5:00 p.m. (Toronto time) on a date that is 30 days after the closing date. The maximum gross proceeds raised under the offering will be $1,734,200,000 should this option be exercised in full.

Closing of the financing is expected to occur on or after September 7, 2012. The net proceeds will be used by Scotiabank to fund the acquisition of ING DIRECT.

The common shares will be issued in Canada by way of a prospectus supplement that will be filed with the securities regulatory authorities in Canada under Scotiabank's June 8, 2012 base shelf prospectus.

The common shares to be offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any state securities laws, and may not be offered, sold, directly or indirectly, or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States or in any other jurisdiction where such offer is unlawful.

Analyst conference call:

•	A conference call to discuss the transaction will take place on August 29, 2012 at 4:30 EDT and is expected to last approximately 30 minutes. Interested parties are invited to access the call live:
•	Via telephone, in listen-only mode, by calling 416-644-3415 or 1-877-974-0445 (North America toll free). Please call five to 15 minutes in advance.
•	Slides will be available on the Investor Relations Page of www.scotiabank.com
•	Following a discussion of the acquisition by Scotiabank and ING DIRECT Executives, there will be a question and answer session.

Conference call archive:

•	A telephone replay of the call will be available between August 30, 2012 and September 13, 2012 by calling 416-640-1917 or 1-877-289-8525 (North America toll free). The access code is 4562480#

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With more than 81,000 employees, Scotiabank and its affiliates serve some 19 million customers in more than 55 countries around the world. Scotiabank offers a broad range of products and services including personal, commercial, corporate and investment banking. With assets of $670 billion (as at July 31, 2012), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

Caution regarding forward looking information:
Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's proposed acquisition of ING DIRECT, the Bank's funding plans and the impact of the acquisition on the Bank's earnings and capital ratios. Such statements are typically identified by words or phrases such as "believe", "expect", "anticipate", "intent", "estimate", "plan", "may increase", "may fluctuate", and similar expressions of future or conditional verbs, such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 63 of the Bank's 2011 Annual Report.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

SOURCE: Scotiabank

%CIK: 0000009631

For further information:

For media enquiries:
Ann DeRabbie, Scotiabank Media Communications, 416-933-1344
Andrew Chornenky, Scotiabank Media Communications, 416-866-4826

For investor inquiries:
Peter Slan, Scotiabank Investor Relations, 416-933-1273

CO: Scotiabank

CNW 16:18e 29-AUG-12